Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, NY 10006

March 2, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attention: Dan Greenspan

Re:	TrovaGene, Inc.
Amendment No. 2 to Registration Statement on Form 10-12G/A
Filed February 15, 2012
File No. 000-54556

Dear Mr. Greenspan:

This letter sets forth the responses of TrovaGene, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 24, 2012 (“Comments Letter”) concerning the Company’s Amendment No. 2 to Form 10-12G/A filed on February 15, 2012(the “Filing”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comments Letter.  For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Amendment No. 2 to Registration Statement on Form 10-12G/A

General

1.              Please update your financial statements and related financial information through the period ended December 31, 2011 as required by Rule 8-08 of Regulation S-X.

As discussed with Ibolya Ignat on February 28, 2012, we believe that the Form 10 does not have to be updated with financial statements and related financial information through the period ended December 31, 2011 because of Section 1220.9 in the Division of Corporate Finance Financial Reporting Manual.  As noted in our response to comment number 1 in our letter to the Staff dated February 13, 2012, the Form 10 went effective automatically on January 24, 2012 so as of the date of effectiveness, the audited financial statements for December 31, 2010 and the interim financial statements for September 30, 2010 and 2009 included in the filing were not stale.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Royalty and License Revenues, page 26

2.              Please refer to your responses to comments 31 and 44.  The policy provided here is very vague and generic.  It is unclear from your disclosure why recognizing $20,000, $10,000 and $500,000 in license fee revenues during the nine months ended September 30, 2011 and the years ended December 31, 2010 and 2009 respectively was considered appropriate.  Please revise your disclosure to clarify, in all periods presented, the basis for recognizing your license fee revenues.  Disclose the counterparty to the agreement that resulted in the recognition of such revenues.  Please assure that all revenue generating activities with the counterparty and your accounting policy for each are disclosed.  For your multiple element arrangements discuss the factors that substantiate that any deliverables qualify as separate units of accounting.  Please refer to ASU 2009-13.

In Amendment No. 3 to Form 10 we have revised our disclosure in Item 2. MD&A — Critical Accounting Policies — Royalty and License Revenues and in Item 13. Financial Statements to clarify our policies in recognizing license and royalty income.  We believe based on the policy revisions that were made along with the details of the license agreements and revenue recognized as noted in Item 13 of the Financial Statements that the revenue recognition is more transparent or clearer.

Item 6. Executive Compensation, page 36

Summary Compensation Table, page 36

3.              Please refer to your response to comment 39.  Please expand this table to provide compensation information for the fiscal years ended December 31, 2011 and December 31, 2010.

In Amendment No. 3 to Form 10 we have expanded the Summary Compensation Table to provided compensation information for the fiscal year ended December 31, 2010.

In connection with our response to the Staff’s comments, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Sincerely,
/s/ Jeffrey J. Fessler
Jeffrey J. Fessler